Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in net assets per share resulting from operations for the year ended December 31, 2012

Numerator for increase in net assets per share – basic:	$13,912
Denominator for basic weighted average shares:	9,500,100
Earnings per share – basic:	$1.46

Numerator for increase in net assets per share – diluted:	$13,912
Denominator for diluted weighted average shares:	9,500,100
Earnings per share – diluted:	$1.46